1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

July 24, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Dominic Minore, Division of Investment Management and Lauren Hamilton, Staff Accountant

Re:	RiverNorth Opportunities Fund, Inc. File Nos. 333-225152; 811-22472

Dear Mr. Minore and Ms. Hamilton:

We are writing in response to telephonic comments provided on June 20, 2018 and July 12, 2018, with respect to a registration statement (the “Registration Statement”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on May 23, 2018 on behalf of RiverNorth Opportunities Fund, Inc. (the “Fund”), a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. Please provide updated financial highlights for the fiscal period ended April 30, 2018.

Response 1. The disclosure has been revised accordingly.

Comment 2. Please file the consent of an independent registered public accounting firm in connection with the financial highlights for the fiscal year ended October 31, 2017 as an exhibit to the next pre-effective amendment.

Response 2. The Fund hereby confirms that it will include the consent of the independent registered public accounting firm for the fiscal year ended October 31, 2017 as an exhibit to the next pre-effective amendment.

Comment 3. Please confirm whether the Fund will invest in any entities that are excluded from the definition of “investment company” under the 1940 Act solely by Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please disclose that the Fund will limit its total investment in such entities to no more than 15% of its net assets.

Mr. Dominic Minore Ms. Lauren Hamilton July 24, 2018 Page 2

Response 3. The Fund will not invest in entities that are excluded from the definition of “investment company” under the 1940 Act solely by Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

Comment 4. Please add disclosure clarifying what the phrase “follow-on offerings” contemplates.

Response 4. The disclosure has been revised accordingly.

Comment 5. As exhibits to the registration statement, please file a form of prospectus supplement for an offering of common stock and a form of prospectus supplement for a rights offering. With respect to the form of prospectus supplement for a rights offering, the Staff expects the text and placement of disclosure to be substantially the same as the prospectus, effective October 5, 2017, used in connection with the Fund’s most recent rights offering.

Response 5. The Fund respectfully acknowledges your comment and will file a form of prospectus supplement for a rights offering with the next pre-effective amendment. The Fund anticipates that it will engage in “at the market” offerings rather than offerings of common stock, and will file a form of prospectus supplement for an “at the market offering” with the next pre-effective amendment.

Comment 6. Please confirm that the transferable subscription rights offered by means of this prospectus and applicable prospectus supplement, including any related over-subscription privilege and any follow-on offering, if applicable, may be convertible or exchangeable into shares of common stock at a ratio not to exceed one share of common stock received for every three rights converted, exercised or exchanged on an aggregate basis such that the exercise of all rights in any transferable subscription rights offering will not cumulatively result in more than a 33 1/3 percentage increase in the outstanding shares of common stock of the Fund.

Response 6. The Fund hereby confirms that the transferable subscription rights offered by means of this prospectus and applicable prospectus supplement, including any related over-subscription privilege and any follow-on offering, if applicable, may be convertible or exchangeable into shares of common stock at a ratio not to exceed one share of common stock received for every three rights converted, exercised or exchanged on an aggregate basis such that the exercise of all rights in any transferable subscription rights offering will not cumulatively result in more than a 33 1/3 percentage increase in the outstanding shares of common stock of the Fund.

Mr. Dominic Minore Ms. Lauren Hamilton July 24, 2018 Page 3

Comment 7. In the section entitled “Description of the Common Shares – Subscription Rights to Purchase Common Shares,” please add disclosure stating that the prospectus supplement will describe all of the material terms of the subscription rights agreement.

Response 7. The disclosure has been revised accordingly.

Comment 8. Please revise the Part C to include the undertakings required by Item 34.3 and Item 34.4 of Form N-2.

Response 8. The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai